FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

May 19, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Craig Arakawa

Re:	DaVita Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-14106

Ladies and Gentlemen:

Thank you for your letter dated May 5, 2017, addressed to Joel Ackerman, Chief Financial Officer of DaVita Inc. (“DaVita” or the “Company”), setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the fiscal year ended December 31, 2016 filed on February 24, 2017 (the “2016 Form 10-K”).

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter highlighted and bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”).

In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

DaVita Inc.

2000 16th Street

Denver, Colorado 80202

Attention: General Counsel

Telephone number (303) 405-2100

2000 16th Street, Denver, CO 80202 | P (303) 876-6000 | F (310) 536-2675 | DaVita.com

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

To facilitate the Staff’s review, we have reproduced the Staff’s comment in italics below. Our response then follows the Staff’s comment.

Form 10-K for the Year Ended December 31, 2016

Item 15. Exhibits, Financial Statement Schedules

Note 21. Acquisitions and divestitures, page F-39

1.	We note on August 1, 2016 you consummated an agreement with Khazanah Nasional Berhad (Khazanah) and Mitsui and Co., Ltd (Mitsui) whereby Khazanah and Mitsui subscribed to invest a total of $300 million over three years in exchange for a 40% total equity interest in your Asia Pacific JV. Each of the parties made related initial investments of $50 million in this business on August 1, 2016. Please provide the following:

•	In the transcript from your earnings call on November 2, 2016, you state “…at closing, each partner made their first investment tranche of $50 million in return for a 6.7% ownership in the joint venture.” Please tell us and revise to disclose the percentage of ownership interest you held after transferring the 6.7% ownership to each of the joint venture partners on August 1, 2016 and clarify why you believe you were no longer the primary beneficiary and no longer held a controlling financial interest of the joint venture at August 1, 2016.

•	Please clarify your accounting for the remaining $250 million you expect to receive over the three year term and provide any other salient terms to the agreement with your joint venture partners.

•	You indicate that the gain of $374,374 on your retained investment was net of contingent obligations. Please explain the nature of the contingent obligations that were considered in your calculation of this gain and explain how they were valued.

•	Please provide your calculation of the gain recorded upon deconsolidation of the joint venture of $374,374 million, including the inputs and valuation techniques used to measure the fair value of the retained investment in the joint venture. Please also tell us how you considered the $250 million to be received in future periods in the gain calculation.

Response:

Summary:

On August 1, 2016 (the “Closing”), subsidiaries of Khazanah and Mitsui (each an “investor”) subscribed to invest a total of $300 million into our existing Asia Pacific holding company (the “Asia Pacific JV”, “APAC JV” or “joint venture”) over three years in exchange for a 40% equity interest therein.

As described in our May 4, 2016 press release announcing the creation of this joint venture, we consider Khazanah and Mitsui to be valuable strategic partners for development of our Asia Pacific dialysis business. This strategic value includes but is not limited to Khazanah and Mitsui’s knowledge of the Asia Pacific healthcare environment, existing healthcare investments, strategic relationships, market presence, access to transaction opportunities, and brand and reputation developed with potential strategic partners, targets and employees.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Specifically, on August 1, 2016 the Asia Pacific JV issued voting shares constituting 40% of its total voting interests to Khazanah and Mitsui in exchange for i) initial equity contributions of $50 million from each investor ($100 million in total) paid at Closing, and ii) subscriptions for additional equity contributions from each investor on the first three anniversaries of the Closing (for an additional $200 million in total).

The following table summarizes the amounts and timing of these subscribed capital contributions and the expected voting and economic interests of Khazanah and Mitsui as of each date indicated below:

[***]

DaVita’s current economic interest in the joint venture is 86.67%, while Khazanah and Mitsui each hold a 6.67% current economic interest in the joint venture (13.33% in total). However, as shown above, the parties’ economic interests will adjust to match their voting interests as the subscribed contributions are completed, which subscriptions have been contractually determined at an established price and are outside of DaVita’s discretion.

[***]

In addition to the 40% voting interests issued to the investors at Closing, the shareholders’ agreement among DaVita, Khazanah and Mitsui also reserves a number of substantive participating rights and powers to positive approval of each of Khazanah and Mitsui, including:

[***]

First bullet – Consolidation:

DaVita considered consolidation of the Asia Pacific JV on both the voting interest and variable interest routes. While we determined that the voting interest route is most appropriate for this arrangement, we believe that the outcome would be the same on either route.

To summarize our analysis, pursuant to Accounting Standards Codification Section 810-10-15-14, we determined that:

a)	The APAC JV’s total equity investment at risk is considered sufficient to permit the entity to finance its activities without additional subordinated financial support. [***];

b)	As a group the holders of the equity investment at risk do not lack the power to direct the significant activities of the entity, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. The substantive participating rights reserved to Khazanah and Mitsui arise directly from and relate solely to their at-risk equity interests and are not detachable therefrom; and

c)	It is not the case that substantially all of the APAC JV’s activities involve or are conducted on behalf of an investor with disproportionately few voting rights. While DaVita’s 60% voting interest will be less than its economic interest in the APAC JV’s equity until the subscribed contributions are complete, those subscriptions have been contractually determined at an established price and their effect on DaVita’s economic interest is outside of DaVita’s discretion. As such, it is not the case that substantially all activities are conducted for the ultimate benefit of either DaVita or of Khazanah or Mitsui. This arrangement is not a disguised attempt to avoid consolidation by organizing a joint venture with nonsubstantive voting rights.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Given the above, we determined that the APAC JV does not constitute a variable interest entity, but rather is a voting interest entity.

As a voting interest entity, the participating rights reserved to the investors (as described on page 3) are considered to provide Khazanah and Mitsui with substantive participation in certain significant financial and operating decisions to be made in the APAC JV’s ordinary course of business.

These investor participating rights are also not substantively defeased by call options at fair value or less or other rights under which it would be possible or feasible for DaVita to, directly or indirectly, revoke or override these substantive participating rights.

As a result, we determined that DaVita no longer holds a unilateral controlling financial interest in the operations or assets of the APAC JV and as such should no longer consolidate the joint venture as of August 1, 2016.

In response to your request that we revise our disclosure to clarify the percentage interests of the parties involved, we propose to include a disclosure statement substantially in the form below within the notes to the financial statements included in our Form 10-Q for the quarter ended June 30, 2017, subsequent Form 10-Qs following any change in these percentages, and in our Form 10-Ks, each at least until such time as the voting and economic interests in the Asia Pacific JV have become the same for DaVita and its counterparty investors:

Proposed disclosure:

The Company holds a 60% voting interest and an 86.7% current economic interest in DaVita Care Pte. Ltd. (the “APAC JV”), an entity which was previously a wholly-owned subsidiary of the Company. Based on the governance structure and voting rights established for the APAC JV, certain key decisions affecting the joint venture’s operations are no longer at the unilateral discretion of the Company, but rather are shared with other noncontrolling investors.

These other noncontrolling investors collectively hold a 40% voting interest and a 13.3% current economic interest in the APAC JV. The economic interests of these other noncontrolling investors are expected to increase to match their voting interests in the APAC JV as they make additional subscribed capital contributions through August 1, 2019. Each of these other noncontrolling investors also holds reserved approval rights over certain key decisions affecting the joint venture’s operations. As a result, the Company has no longer consolidated the APAC JV since its formation on August 1, 2016.

Second bullet – Accounting for remaining contributions:

The Asia Pacific JV will receive the remaining $200 million in subscribed capital contributions directly (see the table of subscribed contributions on page 3), and will record them as additional paid-in capital at the time received. Other salient features of the joint venture are as described under the section titled “Summary” on page 2.

Since DaVita no longer consolidates the APAC JV, the joint venture’s receipt of these contributions will not directly affect DaVita’s consolidated financial statements. However, from and after each incremental capital contribution, DaVita’s share of equity investment income will be adjusted prospectively to reflect its declining economic interest in the joint venture, as shown in the table on page 3.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

Third bullet – Contingent obligations:

The gain of $374.4 million that we recognized on our retained investment in the Asia Pacific JV upon deconsolidation was net of $20.9 million in contingent obligations.

These contingent obligations represented our retained obligations to fund the buyout of pre-existing noncontrolling interests in principally two of the Asia Pacific JV’s subsidiaries. We estimated the fair value of these contingent buyout obligations internally.

For one of these two subsidiaries, we estimated the fair value of the retained buyout obligation based on information from then-recent negotiations on the buyout itself, and for the other subsidiary we estimated the fair value of the retained buyout obligation based on a prior external valuation of the business performed for goodwill impairment testing purposes.

As of March 31, 2017, we had completed these two principal noncontrolling interest buyouts for total consideration of approximately $13.6 million, resulting in a $6.3 million gain on changes in ownership recognized as a change in estimate in our income statement for the first quarter of 2017.

As of March 31, 2017, we also had $1 million remaining accrued for one minor retained noncontrolling interest buyout obligation that remains outstanding, which we also estimated the fair value of internally.

Fourth bullet – Gain calculation:

The following summarizes our calculation of the $374.4 million gain that we recognized on our retained investment in the Asia Pacific JV upon its deconsolidation in the third quarter of 2016:

$445.4 million		– estimated fair value of our retained investment in the APAC JV
(20.9 million	)	– estimated fair value of contingent obligations retained (discussed above)
(50.1 million	)	– estimated carrying value of our investment in the APAC JV prior to deconsolidation*

$374.4 million		– gain recognized on our retained investment in the APAC JV upon deconsolidation

*	As disclosed in Note 21 to our consolidated financial statements included in our 2016 Form 10-K, the computation of this gain remains subject to certain post-closing separation adjustments that may result from audits of the APAC JV’s financial statements that are not yet completed. Any such remaining adjustments are expected to be insignificant.

We estimated the fair value of our retained investment in the Asia Pacific JV with the assistance of an independent third party valuation firm.

To estimate the fair value of our retained investment, we first estimated the total equity fair value of the Asia Pacific JV at $742.4 million based on the DaVita-Khazanah-Mitsui transaction. DaVita’s 60% share of this $742.4 million total equity value was $445.4 million.

The total equity fair value estimate of $742.4 million was interpolated using an option-pricing framework. Specifically, we used a three-year lattice model which incorporated the terms of the Khazanah-Mitsui investment, including each of their initial $50 million contributions, their remaining subscribed capital contributions, and the related forfeiture options.

FOIA Confidential Treatment Request by DaVita Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

The key inputs in the lattice model included:

•	The initial $50 million contribution from each investor ($100 million in total),

•	The terms of the remaining subscribed capital contributions and related forfeiture options,

•	The three-year constant maturity treasury rate of 0.78%, and

•	A volatility estimate of 20%, derived based on the equity volatility of companies in the healthcare sector in the Asia Pacific region.

We are available to discuss any of our responses above at your convenience. Please do not hesitate to contact the undersigned at (253) 733-4500.

Sincerely,

/s/ James K. Hilger

James K. Hilger Chief Accounting Officer